                            OppenheimerFunds, Inc.
                          Two World Financial Center
                              225 Liberty Street
                        New York, New York 10281-1008

September 14, 2005

Via Electronic Transmission
---------------------------
Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:   Oppenheimer International Diversified Fund
         File Nos. 333-125805 and 811-21775
         ------------------------------------------

Dear Mr. DiStefano:

      We have reviewed your comments on Pre-Effective Amendment No. 1, filed with the Commission on September 1, 2005 (the "Amendment") to the
registration statement on Form N-1A (the "Registration Statement") for the
Oppenheimer International Diversified Fund (the "Fund"). For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Fund uses in the Amendment, and defined terms have the meanings defined therein.

Prospectus
----------

Prospectus Summary

1. Please include more detailed information regarding the investment strategies and risks of the Underlying Funds in this section and/or the section "The Fund's Principal Investment Policies and Risks."

      We have revised the disclosure in this section and have added the following disclosure regarding the main investment strategies and risks of the Underlying Funds in the section "About the Fund's Investments -
      The Fund's Principal Investment Policies and Risks - Investments in the
      Underlying Funds," on page 12 of the Prospectus:

      "Investments in the Underlying Funds.  Under normal circumstances, the
      Fund invests mainly in shares of the Underlying Funds. These Underlying
      Funds were chosen based on the Manager's determination that they could provide long-term growth of capital and/or current income. Oppenheimer
      Developing Markets Fund invests mainly in common stock of issuers in emerging and developing markets throughout the world. Oppenheimer
      Global Opportunities Fund seeks growth and income, mainly from equity securities of issuers in the United States and foreign countries.
      Oppenheimer International Bond Fund invests mainly in debt securities of foreign government and corporate issuers. Oppenheimer International
      Growth Fund invests mainly in common stocks of companies outside the
      United States that it considers to be growth companies. Oppenheimer
      International Small Company Fund invests mainly in common stock of companies outside the United States that have market capitalizations of
      $2.5 billion or less. Oppenheimer International Value Fund and
      Oppenheimer Quest International Value Fund, Inc. each invest mainly in common stocks of companies outside the United States that management believes are undervalued. The objectives and policies of the Underlying
      Funds may change from time to time without approval by the Fund's shareholders."

2. Please indicate that the definitions of the terms "small-cap," "mid-cap,"
   and "large-cap" may vary between Underlying Funds.

      We have modified the disclosure indicating that we are using those terms according to the definitions in the respective Underlying Funds to clarify that Underlying Funds may not define small- and mid-cap issuers in the same way. The disclosure in the first paragraph of the section titled "Special Risks of Stocks Issued by Small- and Mid-Sized
      Companies" on page 7 of the Prospectus now reads as follows:

      "Special Risks of Stocks Issued by Small- and Mid-Sized Companies.
      Some of the Underlying Funds may emphasize investments in small- and mid-cap companies, as defined in the Underlying Fund's prospectus
      (although the Underlying Funds may not all define small- and mid-cap issuers in the same way). These companies can include both established and newer companies. While newer companies might offer greater opportunities for capital appreciation than larger, more established companies, they involve substantially greater risks of loss and price fluctuations than larger issuers."

      The disclosure in the first paragraph of the section titled "Stocks and
      Other Equity Investments" on page 12 of the Prospectus, now reads as follows:

      "Stock and Other Equity Investments.  Some of the Underlying Funds may
      invest primarily in a diversified portfolio of common stocks of issuers that may be of small, medium or large capitalization, as defined in the
      Underlying Fund's prospectus (although the Underlying Funds may not all define small- and mid-cap issuers in the same way) to seek capital appreciation.

3. Please include more detailed disclosure in the section "How does the
   Manager Decide What Securities to Buy or Sell?"

      We have revised the description of the factors considered by the
      Manager in deciding which of the Underlying Fund shares to buy or sell as follows:

      "The Underlying Funds were chosen based on the Manager's determination that they could provide growth of capital and/or current income. The
      Manager will monitor the markets and allocate assets among the
      Underlying Funds based on changing market conditions and investment opportunities. In determining how much of the Fund's assets to invest in an Underlying Fund, the Manager will seek to maintain diversity between companies of different market capitalizations and between developed and emerging equity markets. The Fund may change its emphasis on equity or fixed income investments at times, based on the Manager's evaluation of the probable direction of interest rate changes. The Fund may also change its allocations based on the Manager's evaluation of economic factors that it believes are not reflected in particular markets in which one or more of the Underlying Funds invest or on current or anticipated changes in currency valuations."

4. Include in the Prospectus disclosure regarding the risks associated with the simultaneous purchase of a security by one underlying fund and sale by another.

      Although we do not believe that these risks represents a significant risk of the Fund, we have added the following disclosure to the section
      "About the Fund's Investments - The Fund's Principal Investment
      Policies and Risks - Investments in the Underlying Funds" on page 12 of the Prospectus:

      "An Underlying Fund may have investment policies similar to those of one of the other Underlying Funds and/or other funds advised by the
      Manager. If one of those other funds purchases or sells a particular security at the same time that Underlying Fund is purchasing or selling it, such purchases or sales could affect the supply or price of the security. The simultaneous purchase of a security by one Underlying
      Fund and its sale by another Underlying Fund could also increase the trading costs borne indirectly by the Fund."

Shareholder Fees

5. Please move the footnotes from between the fee table and the examples to after the examples.

      Since these footnotes refer only to the Fee Table, not to the examples, we feel that the current placement is clearer and more appropriate.

      The Fund is filing a pre-effective amendment reflecting these changes and is requesting acceleration of the effective date. The proper acknowledgements are being furnished in that regard.

      Please direct any questions you may have regarding the Amendment or this letter to the undersigned at 212-323-5089.

                                          Sincerely,

                                          /s/ Nancy S. Vann
                                          -----------------
                                          Nancy S. Vann
                                          Vice President and Assistant Counsel

cc:  Board I Board of Trustees
     Ronald M. Feiman, Esq.
     Phillip Gillespie, Esq.
     Dennis Hess
     Scott Huebl
     Gloria LaFond
     Michael Keogh
     Pankaj Naik
     Steve McCandless
     Brian Petersen
     Brian Wixted